Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Hello and welcome.

As Chairman of Nokia, I am pleased to be able to address all of you and talk about Nokia’s past and future.

As you will have seen, we announced today our plan to join Nokia with Alcatel-Lucent … a combination that will create an innovation leader in next generation network technology and services.

This is an important step for Nokia, and I would like to share my personal view of how we got here and why it matters.

This is certainly not a decision we have taken lightly, either by Nokia or by Alcatel-Lucent. We have talked about various possibilities since the autumn of 2013. Sometimes on, sometimes off, but always with the right spirit and the right focus on the issues that matter.

In parallel, the Board, Nokia management and I considered a range of other options. We knew that if we went forward with this transaction, we would do so in the firm belief that it was not just a good option, but the best of the options available to us.

That work took time, it took effort and it told us two things.

The first is that we could have chosen a path that did not include this transaction. With time and investment, we believe that we could have delivered on our long-term strategy.

It became equally clear, however, that this transaction would enable us to put the necessary building blocks of technology in place significantly earlier than our other alternatives. We will be in a stronger position to create the foundation of seamless connectivity needed to really enable the human benefits - the human possibilities - of technology.

So, we moved ahead. We got to know each other quite well over the past several months, and have built a strong working relationship. I would like to thank Philippe Camus, Alcatel-Lucent’s chairman, for the good spirit in which these discussions were conducted. Over that period, it became clear to us that this is the right step forward for Nokia.

We believe that joining with Alcatel-Lucent builds on the other changes we have made in recent years, starting with the decisions to divest our handset business and purchase the Siemens share of what was then Nokia Siemens Networks in the summer of 2013.

These two transactions allowed us to transform the company and create very significant shareholder value. During the last 30 months, our enterprise value has increased 15 fold. This reflects both the business results as well as the soundness of the strategic direction we have taken.

NSN had gone through its own deep change — focusing its portfolio, redoubling efforts to improve productivity and efficiency and embarking on a path to set a new industry standard for quality. We became the full owners of a strong business at a very reasonable price, creating significant value for shareholders in the process.

At the end of April 2014, we announced a new direction for Nokia and committed ourselves to tapping the opportunities of what we call the programmable world. Today’s announcement with Alcatel-Lucent takes us further down that path.

When this transaction is completed, we will have something quite unique. Yes, a company that is bigger. But, even more importantly, one that is better … better enabled to create value, better enabled to innovate, better positioned to enable the human possibilities of technology.

With that, thank you for your time.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).